                                           Filed by Pharmacopeia, Inc.
                                           This communication is filed
                                           pursuant to Rule 425 under the
                                           Securities Act of 1933, as
                                           amended, and deemed filed
                                           pursuant to Rule 14a-12 of the
                                           Securities Act of 1934, as amended.
                                           Subject Company: Pharmacopeia, Inc.
                                           Registration No.: 333-70740


[PHARMACOPEIA LOGO]

FOR IMMEDIATE RELEASE
---------------------

CONTACT:
-------
Sue Rodney
Manager, Investor Relations
(609) 452-3600
srodney@pharmacop.com
---------------------

             PHARMACOPEIA ANNOUNCES 2001 THIRD QUARTER AND NINE
                          MONTH FINANCIAL RESULTS

Princeton, New Jersey, November 1, 2001 - Pharmacopeia, Inc. (Nasdaq: PCOP) today announced results for the third quarter and nine months ended September 30, 2001.

Software revenue for the 2001 third quarter rose 20% compared to the 2000 third quarter to $21.5 million, including the effects of acquisitions, while Drug Discovery revenue declined 11% to $7.0 million. Total revenue for the 2001 third quarter was $28.6 million compared to $27.1 million reported for the third quarter of 2000. Total revenue for the nine months ended September 30, 2001 was $84.9 million compared to $78.9 million for the nine months ended September 30, 2000. At September 30, 2001, Pharmacopeia had cash, cash equivalents and marketable securities of approximately $157 million.

Excluding charges (amortization of identifiable intangibles, amortization of goodwill and write-offs of in-process research and development) related to acquisitions, the pro forma net loss for the 2001 third quarter was $2.2 million, or $0.09 per share. This compares to pro forma net income of $2.4 million, or $0.10 per diluted share, reported for the third quarter of 2000. The pro forma net loss for the nine-month period ended September 30, 2001 was $6.4 million, or $0.27 per share, compared to net income of $7.8 million, or $0.32 per diluted share, reported for the comparable period in 2000. The net loss for the 2001 third quarter and nine months ended September 30, 2001, including acquisition related charges, was $6.0 million, or $0.25 per share, and $17.1 million, or $0.72 per share, respectively.

"We continue to be encouraged by the performance of our Accelrys software business," said Joseph A. Mollica, Ph.D., Chairman, President, and CEO. "In the third quarter we generated revenue growth of 20%, including organic growth of 5%, in spite of poor general economic conditions exacerbated by the tragic events of September 11th. In the quarter, we also introduced our Discovery Studio environment, a new architecture for our software product suite that we believe will improve workflow and integrate data and applications throughout the drug discovery process. This new client-server environment, which will enable complex calculations, 3-dimensional visualization, data management and all of our other software functionality to be performed from standard personal computers, is an important component of Accelrys' growth strategy going forward."

Dr. Mollica continued, "Accelrys' revenues in the quarter were negatively impacted by the economy. In addition, after September 11th, our sales force lost much of the rest of this critical month while our travel and customer travel was curtailed. Further, our consulting business has not accelerated at the rate we originally planned. Fortunately, our sales and marketing operations have now resumed fully, and our current backlog of both product and

Pharmacopeia Announces 2001 Third Quarter Financial Results
November 1, 2001
Page 2 of 6

consulting opportunities leaves us cautiously optimistic that our year to date shortfall in orders can be made up by year end."

"Our drug discovery revenue decline underscores the basis for our previously announced decision to reduce our dependency on fee for service collaborations and to become more focused on discovering our own drugs. A major initiative toward achieving this goal is our pending merger with Eos Biotechnology. We expect the potential benefits of this transaction to be numerous and to include:
1) a powerful combination of genomics, biology and chemistry which should enhance the ability of the combined company to discover and develop both antibody therapeutics and small molecule drugs; 2) additional product and services offerings that could include genome expression databases and proprietary bioinformatics software solutions; and 3) the potential to secure larger and more lucrative collaborations based on the combined company's therapeutic expertise in cancer, angiogenesis and inflammation. The merger process is progressing, and we anticipate closing the transaction around year end."

"Our drug discovery business continues to prove its scientific utility," concluded Dr. Mollica. "In the quarter, we signed new drug discovery agreements with Boehringer Ingelheim, Ester Neurosciences, and Antigenics. We also received milestone payments from Bristol-Myers Squibb and Otsuka. We remain confident that the science and technology underlying this business will enable us to continue discovering potential drugs both on our own and in collaboration with pharmaceutical and biotechnology partners."

The Company also updated financial guidance as follows.

For the full year 2001, drug discovery revenues are expected to be in the range of $27 to $28 million, and the operating loss is expected to range from $8.8 to $9.2 million. With respect to Accelrys for 2001 in total, the Company expects a revenue growth rate of 30 to 35%, depending on consulting revenue recognition and on the rate by which business and the economy recover from the events of September. About half of this growth is expected to be generated internally, and the other half is expected to come from the effects of acquisitions completed after the beginning of last year's third quarter. Software pro forma operating profits are expected to be about $9 million in 2001 assuming software revenue growth of 35%. This is $1 million less than previous guidance primarily because of one-time accruals related to recent decisions to consolidate certain acquired locations. Including interest and other income, which is reduced from previous guidance due to lower interest rates and market conditions, 2001 pro forma net income for the Company as a whole is expected to range from $0.20 to $0.30 per share.

Assuming the close of the Eos transaction near year end, Pharmacopeia expects 2002 combined drug discovery and related data content revenues in the range of $35 to $45 million depending primarily upon the timing and successful execution of the commercialization of the Company's new data content business. 2002 drug discovery pro forma operating losses are expected to be about $30 million, excluding acquisition related charges. These losses result from the planned change in the Company's strategy to an internally funded drug discovery and development approach intended to build a valuable

Pharmacopeia Announces 2001 Third Quarter Financial Results
November 1, 2001
Page 3 of 6

drug discovery and development pipeline.

Pharmacopeia continues to expect 2002 Accelrys organic revenue growth in excess of 20% driving pro forma Accelrys operating profits, excluding acquisition related charges, of about $15 million.

While its current priority is the successful completion of the Eos merger, Pharmacopeia reiterated its intent to consider the eventual separation of its Accelrys software business from its drug discovery and development business. While the Company continues to see significant synergies between computational software development and experimental research, it believes that there are other corporate scenarios that would allow for productive inter-relationships while still allowing the value of each business to be optimized.

Further details regarding Pharmacopeia's third quarter performance will be publicized in a conference call today. Joseph Mollica, CEO and Bruce Myers, CFO, will host the call. Forward looking and material information may be discussed on this conference call.

         Date:                              November 1, 2001
         Time:                              5:00 p.m. EST
         Domestic callers:                  (800) 997-8642
         International callers:             (973) 694-2225
         Webcast:                           www.pharmacopeia.com

A replay of the conference call, which can be accessed by dialing toll-free
(800) 428-6051, and outside the U.S. (973) 709-2089, will be available for 2 weeks. The access code for the replay is 214123.

Pharmacopeia (www.pharmacopeia.com) is a leader in enabling science and technology that accelerates and improves the drug discovery and chemical development processes. Pharmacopeia's drug discovery business integrates proprietary small molecule combinatorial and medicinal chemistry, high-throughput screening, in-vitro pharmacology, computational methods and informatics to discover and optimize lead compounds. Pharmacopeia's software subsidiary, Accelrys, develops and commercializes molecular modeling and simulation software for the life sciences and materials research markets, cheminformatics and decision support systems, and bioinformatics tools including gene sequence analysis. Accelrys Consulting Services provides expert assistance in the configuration, implementation and integration of a wide variety of software solutions to enable superior research and discovery. Pharmacopeia employs approximately 800 people, generated 2000 revenues of approximately $119 million, and is headquartered in Princeton, NJ.

                                       ###

Pharmacopeia Announces 2001 Third Quarter Financial Results
November 1, 2001
Page 4 of 6


PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS") WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth in the proxy statement/prospectus referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward-looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                  Tables Follow

Pharmacopeia Announces 2001 Third Quarter Financial Results
November 1, 2001
Page 5 of 6


                                 PHARMACOPEIA, INC.
                       SELECTED CONSOLIDATED FINANCIAL DATA
                     (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
                              STATEMENTS OF OPERATIONS


                                                        FOR THE THREE MONTHS             FOR THE NINE MONTHS
                                                        ENDED SEPTEMBER 30,              ENDED SEPTEMBER 30,
                                                       2001              2000           2001           2000
                                                    -----------       ----------     -----------    -----------
Revenue:
  Drug discovery                                    $    7,044        $   7,933      $   20,323     $   30,700
  Software license, service and other                   21,456           17,929          60,957         44,176
  Hardware                                                 100            1,278           3,620          4,006
                                                    ----------        ---------      ----------     -----------
     Total revenue                                      28,600           27,140          84,900         78,882

Cost of revenue:
  Drug discovery                                         5,191            5,766          15,781         17,865
  Software license, service and other                    4,715            2,613          13,451          6,599
  Hardware                                                 126            1,097           3,287          3,527
                                                    ----------        ---------      ----------     -----------
     Total cost of revenue                              10,032            9,476          32,519         27,991
                                                    ----------        ---------      ----------     -----------
Gross margin                                            18,568           17,664          52,381         50,891
Operating costs and expenses:
  Research and development                               8,566            6,620          25,801         18,409
  Sales, general and administrative                     15,531           12,287          43,923         32,323
  Amortization of goodwill                               2,000            1,064           5,640          2,136
  Write-off of in-process research and development           -            2,340               -          8,740
                                                    ----------        ---------      ----------     -----------
     Total operating costs and expenses                 26,097           22,311          75,364         61,608
                                                    ----------        ---------      ----------     -----------
Operating loss                                          (7,529)          (4,647)        (22,983)       (10,717)
Interest and other income, net                           1,744            2,923           6,671          6,785
                                                    ----------        ---------      ----------     -----------
Loss before provision for income taxes                  (5,785)          (1,724)        (16,312)        (3,932)
Provision for income taxes                                 168              221             829            741
                                                    ----------        ---------      ----------     -----------
Net loss                                            $   (5,953)       $  (1,945)     $  (17,141)     $  (4,673)
                                                    ==========        =========      ==========     ===========

Net loss per share - Basic                          $    (0.25)       $   (0.08)     $    (0.72)     $   (0.21)
                                                    ==========        =========      ==========     ===========
Net loss per share - Diluted                        $    (0.25)       $   (0.08)     $    (0.72)     $   (0.21)
                                                    ==========        =========      ==========     ===========
Weighted average number of common
  stock outstanding - Basic                             23,824           23,165          23,707         22,423
Weighted average number of common
  stock outstanding - Diluted                           23,824           23,165          23,707         22,423





                                                              RECONCILIATION OF PRO FORMA NET INCOME

                                                        FOR THE THREE MONTHS             FOR THE NINE MONTHS
                                                        ENDED SEPTEMBER 30,              ENDED SEPTEMBER 30,
                                                        2001             2000            2001           2000
                                                    ------------      -----------    -------------    -----------
Net loss                                            $    (5,953)      $   (1,945)    $    (17,141)    $   (4,673)

Less charges related to acquisitions:
 Amortization of identifiable intangibles -
  Included in cost of revenue                             1,228              578            3,685            916
  Included in sales, general and administrative             488              338            1,398            711
 Amortization of goodwill                                 2,000            1,064            5,640          2,136
 Write-off of in-process research and development             -            2,340                -          8,740
                                                    -----------       ----------     ------------     ----------
                                                          3,716            4,320           10,723         12,503

                                                    -----------       ----------     ------------     ----------
Pro forma net income (loss)                         $    (2,237)       $   2,375     $     (6,418)    $    7,830
                                                    ===========       ==========     ============     ===========

Pro forma net income (loss) per share - Basic       $     (0.09)       $    0.10     $      (0.27)    $     0.35
                                                    ===========       ==========     ============     ===========
Pro forma net income (loss) per share - Diluted     $     (0.09)       $    0.10     $      (0.27)    $     0.32
                                                    ===========       ==========     ============     ===========
Weighted average number of common
   stock outstanding - Basic                             23,824           23,165           23,707         22,423
Weighted average number of common
   stock outstanding - Diluted                           23,824           24,938           23,707         24,426


Pharmacopeia Announces 2001 Third Quarter Financial Results
November 1, 2001
Page 6 of 6




                                PHARMACOPEIA, INC.
                       SELECTED CONSOLIDATED FINANCIAL DATA
                              (DOLLARS IN THOUSANDS)
                                 BALANCE SHEETS


                                            SEPTEMBER 30,          DECEMBER 31,
                                                2001                  2000
                                            -------------         -------------
Cash, cash equivalents and marketable
  securities                                $    156,761           $    165,178
Trade receivables, net                            23,219                 39,017
Other assets, net                                 73,094                 80,571
                                            ------------           ------------
Total assets                                $    253,074           $    284,766
                                            ============           ============

Current liabilities                         $     53,916           $     70,346
Long-term liabilities                              3,887                  4,553
Total stockholders' equity                       195,271                209,867
                                            ------------           ------------
Total liabilities and stockholders' equity  $    253,074           $    284,766
                                            ============           ============


                               2001 THIRD QUARTER

                                 CONFERENCE CALL

                                NOVEMBER 1, 2001


OPERATOR:         BRIEF INTRODUCTION

Joe:          Thank you and good afternoon everyone.  I'm joined today
by.... (Joe to fill in)

I hope you've all had a chance to review the press release announcing our Q3 results that was issued earlier this afternoon. As always, I should caution you that actual results or events in the future may differ from projections contained in our forward-looking statements for the reasons set forth in the press release and our periodic SEC filings. We disclaim any responsibility to update our forward-looking statements.

We were generally encouraged by our third quarter performance, despite the direct and indirect challenges presented by the economy and the September 11th terrorist attacks. I'll go into more detail about our two businesses, and our exciting pending merger with Eos Biotechnology, in just a minute. First, let me turn the call over to Bruce to summarize the financial details.

Bruce.

BRUCE:


Thanks Joe, and good afternoon.

Total revenue for the 2001 third quarter was $28.6 million, consisting of $21.5 million in software revenue, $100,000 in hardware revenue, and $7 million in drug discovery revenue.

Of the 20% quarter over quarter increase in software revenues, 5% was generated organically and the remainder came from our acquisitions of Oxford Molecular and GCG in September of last year and of Synomics in June of this year. Our expanded capabilities in bioinformatics, cheminformatics and middleware, and our established position in modeling, simulation and analysis software, combined to generate this software revenue growth.

We believe this Accelrys growth would have been higher and in line with our previous expectations had we not been impacted by the negative external factors Joe alluded to. In addition to the poor economy, the September 11th tragedy impaired the ability of our sales force to make their customer visits for the better part of September, the most critical month in the quarter. However, our historical results and current pipeline support our expectation that our organic software growth rate will accelerate in the fourth quarter. We remain cautiously optimistic that our year to date shortfall in orders can be made up by year end.

Drug discovery revenues fell by 11% compared to last year's third quarter. This expected decline in revenues underscores the basis for our previously announced strategic decision to focus our efforts on discovering our own drugs.

Excluding the effects of $3.7 million of acquisition-related amortization, Pharmacopeia's pro forma net loss for the 2001 third quarter was $2.2 million, or $0.09 per share, compared to pro forma net income of $2.4 million, or $0.10 per diluted share, reported for the third quarter of last year.

The pro forma net loss for the nine-month period ended September 30, 2001 was $6.4 million, or $0.27 per share, compared to pro forma net income of $7.8 million, or $0.32 per diluted share, reported for the comparable period in 2000. The net loss for the 2001 third quarter and nine months ended September 30, 2001, including acquisition related charges, was $6 million, or $0.25 per share and $17.1 million, or $0.72 per share, respectively.

Our balance sheet remains very strong. At September 30th, cash, cash equivalents, and marketable securities totaled about $157 million. This cash balance represents nearly $6.60 per diluted share, and we have essentially no debt. Upon completion of the Eos merger, Pharmacopeia will receive the approximately $40 million in cash held by Eos.

Now I'd like to update our forward-looking guidance. For the full year 2001, drug discovery revenues are expected to be in the range of $27 to $28 million, and the operating loss is expected to range from $8.8 to $9.2 million.

With respect to our Software business for 2001 in total, we expect a revenue growth rate of 30 to 35%, depending on consulting revenue recognition and on the rate by which business and the economy recover from the events of September. We expect that about half of this growth will be generated internally, and the other half will come from the effects of acquisitions completed after the beginning of last year's third quarter. Software pro forma operating profits are expected to be about $9 million in 2001 assuming software revenue growth of 35%. This is $1 million less than previous guidance primarily because of one-time accruals related to recent decisions to consolidate certain acquired locations. Including interest and other income, which is reduced from previous guidance due to lower interest rates and market conditions, 2001 pro forma net income for the Company as a whole is expected to range from $0.20 to $0.30 per share.

Assuming the close of the Eos transaction near year end, we expect 2002 combined drug discovery and related data content revenues in the range of $35 to $45 million, depending primarily upon the timing and successful execution of the commercialization of the Company's new data content business. 2002 drug discovery pro forma operating losses are expected to be about $30 million, excluding acquisition related charges. These losses result from the planned change in our strategy to an internally funded drug discovery and development approach. We anticipate that collaborative drug discovery revenues would increase after 2002 as we add more and larger collaborations and begin to out-license drug targets, technology and later stage internally funded projects.

At Accelrys, we continue to expect 2002 organic revenue growth in excess of 20% driving pro forma operating profits, excluding acquisition related charges, of about $15 million. Looking ahead, we believe that the opportunity to sell Eos' proprietary biological and chemical data content through Accelrys' strong distribution channels should enhance the revenue growth trajectory and profitability of the software business.

Now I'd like to turn the call back to Joe.

Joe:

Thanks Bruce.

In the second quarter, we announced our intention to aggressively pursue an alternative to our collaborator-dependent, service-oriented drug discovery business model. In this most recent quarter, we took an important initial step towards achieving the goal of gaining access to validated targets in key therapeutic areas by entering into a definitive merger agreement with Eos Biotechnology. We believe our proposed merger with Eos represents an excellent opportunity for us, for Eos and for our shareholders.

The two companies are highly complementary and have virtually no redundant talent or technologies. We believe that the combination should enable the merged company to pursue opportunities that neither Pharmacopeia nor Eos could secure alone. The combined companies' genomics, biology and chemistry expertise provide key tools that we expect will enable us to identify and develop both antibody therapeutics and small molecule drugs. We also see significant opportunity in commercializing Eos' genome expression databases and proprietary bioinformatics software solutions via the global Accelrys sales and marketing organization. Further we're excited to gain critical mass in the therapeutic areas of cancer, angiogenesis and inflammation. By focusing our antibody and small molecule expertise in these specific areas, we hope to become a powerful supplement to big pharma's research efforts.

In addition to entering into our merger agreement with Eos, we enjoyed success in both parts of our existing business in the third quarter. In our drug discovery business, we signed new research contracts with Boehringer Ingelheim, Antigenics and Ester Neurosciences. In each agreement, we will receive fees for providing our research activities and we have the potential to receive future milestone payments and royalties. Each agreement involves interesting biological targets against which we will screen our sample collection in search of drug candidates.

Work on existing research collaborations resulted in milestone payments from both Bristol-Myers Squibb and Otsuka. As a result of these achievements, we now have 4 programs undergoing preclinical toxicology studies and we would expect the first program to enter the clinic in the coming months.

Accelrys also made progress in the third quarter. As noted by Bruce, we achieved growth in revenue despite the economy and the obvious disruptions caused by the September events. Importantly, we introduced MedChem Explorer
2.0 This new generation software suite offers chemists easy access to powerful and validated drug design and analysis tools on standard personal computers. The release of this new version also served to introduce Accelrys' new Discovery Studio environment. We believe Discovery Studio products will improve workflow and integrate data and applications throughout the drug discovery process. This environment will eventually include all of our modeling, simulation and informatics products and enable seamless integration across the various disciplines.

We also engaged in some important proof of principle exercises. In conjunction with Sun Microsystems, our functional genomics expertise enabled us to create a 3-dimensional proteome map, with functional annotations, of the NEISSERIA MENINGITIDIS genome. We also used GeneAtlas, our automated high throughput pipeline of analysis and annotation tools, to extend the number of functional annotations of the human proteome by almost 20% over those publicly available. These new annotations effectively transform previously indecipherable sequence data into thousands of potential new drug targets. This information was delivered to members of our functional genomics consortium.

These are just a few examples of the ability of our software to accelerate and improve the drug discovery process.

In summary then, Pharmacopeia had a productive third quarter despite the challenging external conditions impacting our business. We are very focused on the completion of the Eos merger. We anticipate seeking stockholder approval at a special meeting of stockholders around year end. After that, we will evaluate our options regarding the optimization of the value of the drug discovery and development and software segments, including the possible separation of our drug discovery and development business and Accelrys, as we've previously discussed.

We look forward to a strong fourth quarter and a seamless merger with Eos. Thank you for your continued support.

We would now be happy to answer any questions you might have. I'd like to encourage our investors and analysts on this call to ask your questions now, rather than later in individual phone calls. In light of SEC guidelines, we will be unable to answer questions of a material nature on an individual basis.

For those of you listening to this call via the webcast, or for those who access the replay, please feel free to contact Bruce Myers or Sue Rodney to review any topics discussed on this call.

JOE'S CONCLUSION AFTER Q&A

Thank you again for participating in our call today. We encourage all shareholders of record to vote with management and approve the Eos merger. We look forward to updating you on our progress next quarter, and we thank you for your continued support of Pharmacopeia.


                                ######


PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS") WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth in the proxy statement/prospectus referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward-looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.